China Infrastructure Investment Corporation
Room D, 2F, Building 12, Xinxin Huayuan, Jinshui Road,
Zhengzhou
Henan Province
The People’s Republic of China

VIA EDGAR AND FACSIMILE

June 25, 2009

David R. Humphrey
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Direct Dial: (202) 551-3211
Facsimile: (703) 813-6967

Re:	China Infrastructure Investment Corporation Form 10-K for the year ended June 30, 2008
File No. 001-34150

Dear Mr. Humphrey:

We are special counsel to China Infrastructure Investment Corporation (the “Company”) and on behalf of our client, we acknowledge the receipt by the Company of the Commission’s comment letter, dated June 17, 2009 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K as filed with the Commission on June 30, 2008.  We are providing this Response Letter containing our responses.

Form l0-K for the Year Ended June 30.20Q8 Note 11– Deferred Revenue

COMMENT 1.
Please confirm to us that the PCCL lease is non-cancelable.  Please also tell us your responsibilities with regard to the properties rented over the course of the lease term.  Include in your response whether the land use rights include use of buildings and facilities owned by you, or whether the tenant is responsible for construction and maintenance of any facilities on the property subject to the land use rights.

RESPONSE:
Pursuant to the  agreement, the PCCL lease is non-cancelable. During the lease term, in accordance with certain operating criteria of the Company, PCCL has the right to use and improve on the buildings and facilities subject to the land use rights, and the Company shall ensure the ownership of relevant buildings and facilities and the land use right. Furthermore, PCCL is responsible for the maintenance, safety and fire protection of the four gas stations during the lease term.

David R. Humphrey
United States Securities and Exchange Commission
June 25, 2009

COMMENT 2.	As a related matter, please reclassify the deferred revenue to be recognized in the next 12 months as a current liability on your balance sheet.

RESPONSE:
The Company quantified the deferred revenue to be recognized in the next 12 months for the fiscal year ended June 30, 2008, amounting to approximately US$72,679. The Company’s assessment of such amount was immaterial to the consolidated financial statements for the fiscal year ended June 30, 2008.  The Company respectfully requests that  it reclassify this item in its Annual Report on Form 10-K for fiscal year ending June 30, 2009 rather than filing an amendment to its Annual Report on form 10-K for the fiscal year ended June 30, 2008.

We trust that this response satisfactorily responds to your request.  Should you require further information, please contact Clayton E. Parker, Esq. at (305) 539-3306 or Matthew Ogurick, Esq. at (305) 539-3352.

Thank you very much for your consideration of this response.

Sincerely,

/s/ Mr. Zhang Chunxian
Mr. Zhang Chunxian
Chief Financial Officer